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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                      FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                          Commission File Number   0-17947


                             Haverfield Corporation
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             (Exact name of registrant as specified in its charter)


                 Terminal Tower, 50 Public Square, Suite 444, Cleveland,
                          Ohio 44113-2203  (216) 348-2800
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                      Common Stock, par value $0.01 per share
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              (Title of each class of securities covered by this Form)


                                      None
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(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)   X                Rule 12h-3(b)(1)(i)
                             ---                                     ---
        Rule 12g-4(a)(1)(ii)                    Rule 12h-3(b)(1)(ii)
                             ---                                     ---
        Rule 12g-4(a)(2)(i)                     Rule 12h-3(b)(2)(i)
                             ---                                     ---
        Rule 12g-4(a)(2)(ii)                    Rule 12h-3(b)(2)(ii)
                             ---                                     ---
                                                Rule 15d-6
                                                                     ---

   Approximate number of holders of record as of the certification or notice date: None
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  Pursuant to the requirements of the Securities Exchange Act of 1934,
Haverfield Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.




Date: September 22, 1997                  By: /s/ Robert J. Vana
     -------------------                      -------------------------
                                              Robert J. Vana
                                              Chief Corporate Counsel and
                                              Corporate Secretary of Charter
                                              One Financial, Inc.
                                              (successor by merger to
                                              Haverfield Corporation)
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                                September 22, 1997


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:    Termination of Exchange Act Registration of the
            Common Stock of Haverfield Corporation
            -----------------------------------------------

Dear Sir/Madam:

     On behalf of Haverfield Corporation ("Haverfield"), submitted herewith for filing is one conformed copy of a certification on Form 15 with respect to the termination of registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of Haverfield's common stock, par value $.01 per share (the "Common Stock").

     On September 19, 1997, Haverfield merged with Charter One Financial, Inc. ("Charter One"), with Charter One as the surviving corporation (the "Merger"). As a result of the Merger, each share of Common Stock issued and outstanding immediately prior to the consummation of the Merger (other than treasury shares, shares held by dissenting shareholders and certain other shares) was converted into the right to receive .4952 shares of the common stock of Charter One, and cash in lieu of any fractional shares.

     In light of the fact that the corporate existence of Haverfield has ceased, please accelerate the termination of registration under the Exchange Act of the Common Stock to the earliest possible date.

                                        Very truly yours,



                                        /S/ Michael S. Sadow
                                        --------------------------------
                                        Michael S. Sadow


Attachment
cc:   Robert J. Vana, Esq.
      James S. Fleischer, P.C.